

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2011

<u>VIA E-Mail</u>
Mr. Michael J. Zugay
Executive Vice President and Chief Financial Officer
Michael Baker Corporation
100 Airside Drive (Airside Business Park)
Moon Township, Pennsylvania 15108

     Re: **Michael Baker Corporation**
              Form 10-K for the year ended December 31, 2010
              Filed on March 3, 2011
              File No. 001-06627

Dear Mr. Michael J. Zugay:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                       Sincerely,

                       /s/ Daniel L. Gordon

                       Daniel L. Gordon
                       Branch Chief